SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S/A CNPJ 02.558.074/0001-73 - N I R E 35.3.001.587.9-2 Publicly-held Company with Authorized Capital MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 22, 2007

1. DATE, TIME AND PLACE: March 22, 2007, at 05:00 pm., on Av. Roque Petroni Júnior, 1464, 6º andar, lado B, São Paulo - SP.

2. CHAIRMANSHIP OF THE MEETING: Manoel Luiz Ferrão de Amorim – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: The meeting was convened with the attendance of the undersigned Directors, who represented a quorum under the terms of the Company’s Bylaws.

4. AGENDA AND RESOLUTIONS:

4.1. Substitution of Director: The Chairman of the Board of Directors submitted to the other Directors his letter of resignation from the office of member and chairman of the Board of Directors, which was accepted. Following, Mr. Luis Miguel Gilpérez López, Spanish, married, industrial engineer, holder of Spanish passport nº AC 738051, valid until May 03, 2012, enrolled with the CPF (Individual Taxpayers Registry) under nº 059.577.907-70, resident and domiciled in the City of Madrid, Spain, with business offices at Ronda de la Comunicación s/nº, Edifício Oeste 3, Madrid, 28050, was nominated and elected by the meeting in substitution for Mr. Manoel Luiz Ferrão de Amorim. The Director elected herein will occupy the position for the remainder of the current term of office, that is, until the 2009 General Shareholders’ Meeting. It is recorded herein that he declared not to be convicted of any crime provided for by law which could prevent him from exercising business activities, as well as he is qualified to sign the statement required in CVM Instruction no. 367/2002, being undertaken to provide such signed statement at the time of his signing of the Instrument of Investiture. The Directors have caused their thanks to Mr. Manoel Luiz Ferrão de Amorim to be recorded in these minutes, for his excellent and dedicated performance of his duties in the Company.

4.2. Election of the Chairman of the Board of Directors: Mr. Luis Miguel Gilpérez López, as above identified, was elected for the office of Chairman of the Board of Directors.

5. CLOSING OF THE MEETING: Since there was no other business to be transacted, the meeting was closed, these minutes were drawn-up, read and approved and are signed by the Directors who attended the meeting as well as by the Secretary, being following transcribed in the proper book.

Signatures: Manoel Luiz Ferrão de Amorim – Chairman of the Meeting; Felix Pablo Ivorra Cano; Shakhaf Wine; Antonio Gonçalves de Oliveira; Luiz Kaufmann; Henri Philippe Reichstul; Rui Manuel de Medeiros D’Espiney Patrício – Directors; João Pedro Amadeu Baptista – Vice-Chairman of the Board, represented by Mr. Shakhaf Wine; Ignácio Aller Mallo – Director represented by Mr. Felix Ivorra Cano and Breno Rodrigo Pacheco de Oliveira – General Secretary.

I hereby certify that this is a faithful copy of the original minutes that were drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
General Secretary – OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 02, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.